cm

SECURITIES AND EXCHANGE COMMISSION
13012309
Washington, D.C. 20549

OMB APPROVAL
OMB Number 3235-0123
Expires: April 1, 2014
Estimated average burden
hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51472

SEC Mail Processing Section
RECEIVED
MAR 0 1 2013
Wash., DC
193

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2012 (MM/DD/YY) AND ENDING DECEMBER 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ESSEX SECURITIES, LLC

OFFICIAL USE ONLY

FIRM ID. NO.
46605

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

218 BOSTON STREET
(No. and Street)

TOPSFIELD (CITY) MA (state) 01983 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARRY MARSOLAIS 1-800-377-7965 Ext 129
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

cm 3/15

OATH OR AFFIRMATION

I, Barry Marsolais swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Essex Securities, LLC, as of December 31, 2012 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Barry J. Marsolais
Signature

President - CCO
Title

Theresa A Murray 2/28/13
Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
X (m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

THERESA A. MURRAY
Notary Public
Commonwealth of Massachusetts
My Commission Expires
August 25, 2017

Harvey E. Karll CPA, PC.

41 Middle Street
Newburyport, Massachusetts 01950
(978)465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Partners
Essex Securities, LLC
Topsfield, Massachusetts

In planning and performing my audit of the financial statements of Essex Securities, LLC, for the year ended December 31, 2012, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule l5c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.

Harvey E Karll CPA, P.C.
Newburyport, MA
February 11, 2013

Essex Securities, LLC

Audited Financial Statements

For the Year Ended December 31, 2012

Essex Securities, LLC
Audited Financial Statements
For the Year Ended December 31, 2012

* * * TABLE OF CONTENTS * * *

Harvey E. Karll CPA, PC.

41 Middle Street
Newburyport, Massachusetts 01950
(978)465-9512 Fax (978) 462-9043

Board of Directors
Essex Securities, LLC
Topsfield, MA

I have audited the accompanying statement of financial condition of Essex Securities, LLC, as of December 31, 2012, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Essex Securities, LLC, as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III, has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements taken as a whole.

Harvey E. Karll, CPA, P.C.

Harvey E. Karll, CPA, PC
Newburyport, MA

Date: February 11, 2013

Essex Securities, LLC
Statement of Financial Condition
December 31, 2012

Assets

Cash and cash equivalents	$	223,279
CRD daily		2,757
Cash clearing deposit		25,000
Commission receivable		39,871
Prepaid expenses		3,115
Furniture and equipment, at cost, less accumulated depreciation of $37,077		3,439
	$	297,461

Liabilities and Stockholder's Equity

Liabilies:		
Accounts payable	$	74,840
Accrued expenses		15,273
Commissions payable		7,811
Due to IMS		7,161
		105,085
Member's equity		192,376
	$	297,461

See accompanying notes and independent accountants' report

Essex Securities, LLC
Statements of Income
For The Year Ended December 31, 2012

Revenues		
Commissions income	$	1,004,847
Interest		42
		1,004,889
Expenses:		
Clearing costs		11,091
Commissions		501,373
Communications and data processing		30,468
Regulatory fees and expenses		51,031
Occupancy expenses		20,077
Other expenses		530,363
		1,144,403
Net Income (Loss)	$	(139,514)

See accompanying notes and independent accountants' report

Essex Securities, LLC
Statement of Changes in Stockholders' Equity
December 31, 2012

Balance - beginning of year	$ 331,890
Net income (loss)	(139,514)
Balance - end of year	$ 192,376

See accompanying notes and independent accountants' audit report.

Essex Securities, LLC
Statements of Cash Flows
For The Twelve Months Ended December 31, 2012

		Year to Date
Cash Provided from Operations		
Net Income	$ (139,516)	
Adjustments		
Add:		
Depreciation	6,666	
Prepaid expense	6,633	
Commissions receivable	7,051	
Accrued expenses	15,273	
Less:		
Cash- clearing deposit	(25,000)	
CRD Daily	(1,119)	
Accounts payable	(37,056)	
Commissions payable	(13,274)	
Due IMS	(602)	
Cash from Operations		**(180,944)**
Cash Flows - Invested		
Furniture & fixtures	(813)	
Investing Cash Flows		(813)
Cash Flows - Financing	-	
Financing Cash Flows		-
Cash Increase (Decrease)		**(181,757)**
Cash - Beginning of Year		
Cash - main checking	366,878	
Cash - money market	38,157	
Total beginning of year		**405,035**
Cash on Statement Date		**$ 223,278**

See accompanying notes and independent accountants' report

Essex Securities, LLC
Notes to Financial Statements
For the Year Ended December 31, 2012

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Essex Securities, LLC, is a broker/dealer that operates on a fully disclosed basis. Related commission revenue and expenses are recorded on a settlement date basis. All customers transactions are cleared through Pershing LLC on a fully disclosed basis. The company has several representatives who sell mutual funds, annuities, and alternate investments.

Depreciation

The fixed assets of the company are recorded at cost. Depreciation is recorded on the straight-line basis over the estimated useful life of the related assets. Routine repairs and maintenance are expenses as incurred. The estimated lives of the Company's assets are as follows:

Computers	5 years
Furniture & Fixtures	7 years

Depreciation expense for 2012 is $6,766.

Income Taxes

A limited liability company is treated as a partnership for both federal and state income tax purposes. Thus, federal and state income (loss) are passed through to the members of the company, and not taxed at the company level. Therefore, no provision or liability for federal or state income taxes are required in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Company uses the accrual method of accounting for financial and tax accounting purposes.

Essex Securities, LLC
Notes to Financial Statements
For the Year Ended December 31, 2012

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2012 the company had $0 in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

2. NET CAP ITAL

As a broker/dealer, the company is subject to the Securities ND Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $165,741 at December 31, 2012, which exceeds required net capital of $7,006 by $158,735. The ratio of aggregate indebtedness to net capital at December 31, 2012 was 0.63 to 1.

3. ADVERT ISING

The company's policy is to expense the cost of advertising as it is incurred. Advertising for 2012 is $500.

4. CASH AND CASH EQ UIVALENTS
Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

5. FAIR VALUE OF FINANCIAL STATEMENTS

The Company's financial statements are cash and cash equivalents, commissions receivable, accounts payable and commissions payable. The recorded values of the cash and cash equivalents, commissions receivable, accounts payable and commissions payable approximate their fair values based on their short-term nature.

6. L EASES

During 2012, the Company moved its office. There is a five year lease starting September 1, 2012 to August 31, 2017, annual rent is 27,716, payable $2,309.66 monthly, it is a triple net lease. Rent paid in 2012 was $16,199. Minimum annual lease payment for the next five years are:

2013	$27,716
2014	27,716
2015	27,716
2016	27,716
2017	18,477

7. RE LATED PARTY TRANSACTIONS

The President and his administrative assistant are on the payroll of Investors Marketing Services Inc. (IMS), a company owned and controlled by Janice Charles, the 99% owner/member of the Company. IMS pays their salaries, payroll taxes and health insurance. These expenses are classified as management fees on the Company's books. The total amount the Company paid IMS in 2012 was $266,079. At December 31, 2012 there was $7,161 payable due IMS.

8. SUBSEQUENT EV ENTS

Management has evaluated subsequent events through February 12, 2013, the date on which the financial statements were available to be issued.

9. I NCOME TAXES

The Company continues to be subject to federal or state tax examinations by taxing authorities for years 2009, 2010 and 2011.

Schedule II
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Essex Securities, LLC as of 12/31/12

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k) (1)—Limited business (mutual funds and/or variable annuities only) _____4550

B. (k) (2)(i)—"Special Account for the Exclusive Benefit of customers" maintained _____4560

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. X 4570
Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8-__________	Stern Agee & Leach, Inc. [4335A]	All [4335B] [4335A2]
8-__________	__________ [4335C]	__________ [4335D] [4335C2]
8-__________	__________ [4335E]	__________ [4335F] [4335E2]
8-__________	__________ [4335G]	__________ [4335H] [4335G2]
8-__________	__________ [4335I]	__________ [4335I] [4335I2]

D. (k) (3) Exempted by order of the Commission _____4580

See accompanying notes and independent accountants' report

SUPPLEMENTARY INFORMATION

Essex Securities, LLC
Schedule I
Computation of Net Capital
December 31, 2012

Total worth		$	192,376
Less: Nonallowable assets			
Commissions receivable	17,273		
Prepaid expenses	5,873		
Petty cash	50		
Fixed assets - net	3,439		26,635
Net capital			165,741
Less: Capital requirement 6 2/3% of AI			7,006
Excess capital		$	158,735
Aggregate indebtedness		$	105,085
Ratio of aggregate indebtedness to net capital			0.63 to 1.0

There is no material difference between the preceeding computation and the Company's corresponding unaudited Part II of Form X-17A-8 as of December 31, 2012.

See accompanying notes and independent accountants' report

Essex Securities, LLC

Supplemental SIPC Report

December 31, 2012

Harvey E. Karll CPA, PC.

41 Middle Street
Newburyport, Massachusetts 01950
(978)465-9512 Fax (978) 462-9043

Partners
Essex Securities, LLC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Essex Securities, LLC for the fiscal year ended December 31, 2012. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;

2. Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period January 1, 2012 to December 31, 2012 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Essex Securities, LLC taken as a whole.

February 11, 2013

SIPC-7T

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371 - 8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051472 FINRA DEC 12

ESSEX SECURITIES LLC

168 CENTRE STREET

DANVERS, MA 01923

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate On the form filed.

Name and telephone number of person to contact respecting this form. Barry Marsolais 800-377-7964

2.A. General Assessment [item 2e from page 2 (not less than $150 minimum) $ 85

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid ______ Amount $______

C. Less prior year overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $(85)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 85

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Essex Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 11th day of February , 20 13 .

President/CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates:
Postmarked ______ Received ______ Reviewed ______
Calculations ______ Documentation ______ Forward Copy
Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2012
and ending December 31, 20 12
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,004,847
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a,	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	1,004,847
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	938,599
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	11,090
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Tradeshow Income	21,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	$ 970,689
2d. SIPC Net Operating Revenues	$ 34,158
2e. General Assessment @ .0025	$ 85

Essex Securities, LLC

Supplemental SIPC Report

December 31, 2012

Harvey E. Karll CPA, PC.

41 Middle Street
Newburyport, Massachusetts 01950
(978)465-9512 Fax (978) 462-9043

Partners
Essex Securities, LLC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Essex Securities, LLC for the fiscal year ended December 31, 2012. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;

2. Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period January 1, 2012 to December 31, 2012 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Essex Securities, LLC taken as a whole.

Harvey Karll CPA P.C.

February 11, 2013

SIPC-7T

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371 - 8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051472 FINRA DEC 12

ESSEX SECURITIES LLC

168 CENTRE STREET

DANVERS, MA 01923

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate On the form filed.

Name and telephone number of person to contact respecting this form. Barry Marsolais 800-377-7964

2.A. General Assessment [item 2e from page 2 (not less than $150 minimum) $ 85

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid ______ Amount $______

C. Less prior year overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $(85)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 85

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Essex Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 11th day of February , 20 13 .

President/CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates:
Postmarked ______ Received ______ Reviewed ______
Calculations ______ Documentation ______ Forward Copy
Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2012
and ending December 31, 20 12
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 1,004,847
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries(except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a,		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		1,004,847
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		938,599
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		11,090
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Tradeshow Income		21,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		
Total deductions		$ 970,689
2d. SIPC Net Operating Revenues		$ 34,158
2e. General Assessment @ .0025		$ 85

Harvey E. Karll CPA, PC.

41 Middle Street
Newburyport, Massachusetts 01950
(978)465-9512 Fax (978) 462-9043

February 12, 2013

Partners
Essex Securities LLC
Topsfield, MA

I have audited the financial statements of Essex Securities LLC for the year ended December 31, 2012, and have issued our report thereon dated February 11, 2013. Professional standards require that I provide you with information about my responsibilities under generally accepted accounting standards, as well as certain information related to the planned scope and timing of my audit. I have communicated such information in my letter to you dated February 12, 2013. Professional standards also require that I communicate to you the following information related to my audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by Essex Securities LLC are described in Footnote 2 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2012. I noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. I found no such accounting estimates affecting the financial statements to be particularly sensitive during my audit.

Certain financial statement disclosures are particularly sensitive because of their significance to the financial statement users. I found no such disclosures affecting the financial statements to be particularly sensitive during my audit.

Difficulties Encountered in Performing the Audit

I encountered no significant difficulties in dealing with management in performing and completing my audit.

Corrected and Uncorrected Misstatements

Professional standards require me to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements.

Significant Audit Findings – continued

In addition, none of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole.

Disagreement with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. I am pleased to report that no such disagreements arose during the course of the audit.

Management Representations

I have requested certain representations from management that are included in the management representation letter dated February 11, 2013.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, my financial standards require the consulting accountant to check with me to determine that the consultant has all of the relevant facts. To my knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

I generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditor. However, these discussions occurred in the normal course of my professional relationship and my response was not a condition to my retention.

<u>Other Information in Documents Containing Audited Financial Statements</u>

With respect to the supplementary information accompanying the financial statements, I made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with U.S. generally accepted accounting principles, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to my audit of the financial statements. I compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

This information is intended solely for the information and use of the Board of Directors and management of Essex Securities LLC and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Harvey Karll CPA P.C.

Harvey E. Karll CPA, P.C.